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                             June 9, 2022

       John P. Daly
       Vice President and Chief Financial Officer
       CRAWFORD UNITED Corp
       10514 Dupont Avenue
       Cleveland, Ohio 44108

                                                        Re: CRAWFORD UNITED
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 000-00147
                                                            CORRESP filed June
2, 2022

       Dear Mr. Daly:

               We have reviewed your June 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our
       May 10, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Note 16. Acquisitions, page 41

   1. We note your response to prior comment 8. It appears that you have provided expanded pro forma financial
information rather than the revenues and earnings of the acquiree since the acquisition
date included in the consolidated income statement for the reporting period as required by
ASC 805-10-50-2(h)(1). For example, for 2020, you should
                                                        disclose the revenue
and net income of MPI included in your 2020 consolidated income statement. You should
also disclose the revenue and net income of Komtek, Global-Tek and EH included in your
2021 consolidated income statement.
              You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 if
       you have questions regarding comments on the financial statements.
 John P. Daly
CRAWFORD UNITED Corp
June 9, 2022
Page 2



FirstName LastNameJohn P. Daly      Sincerely,
Comapany NameCRAWFORD UNITED Corp
                                    Division of Corporation Finance
June 9, 2022 Page 2                 Office of Life Sciences
FirstName LastName